Exhibit 99.6

Emera Reports 2023 Third Quarter Financial Results and $8.9 billion Three Year Capital Outlook

HALIFAX, Nova Scotia – Today Emera (TSX: EMA) reported 2023 third quarter financial results.

Highlights

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Quarterly adjusted EPS(1) was $0.75 compared to $0.76 in Q3 2022. Quarterly reported net income per common share decreased $0.26 to $0.37 in Q3 2023 compared to $0.63 in Q3 2022 due to higher mark-to-market (“MTM”) losses.

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Year-to-date, adjusted EPS (1) increased $0.06 or 3% to $2.33 compared to $2.27 in 2022. Year-to-date reported EPS was $2.53 compared to $1.75 in 2022, primarily due to year-over-year differences in MTM impacts.

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Operating cash flow before changes in working capital increased 125% to $1.8 billion compared to $806 million in 2022 due to solid operating performance and the recovery of fuel and storm costs in 2023 that were under-recovered in 2022.

•	2024-2026 capital plan of $8.9 billion predominately focused on reliability, customer growth and cleaner energy investments is driving approximately 7% annualized rate base growth.

•	Approximately 75% of our capital plan to be invested in Florida.

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The Florida Public Service Commission approved new rates for Peoples Gas Systems, Inc. (“PGS”) which will provide additional annual revenues of $107M USD starting in 2024. This outcome from the PGS rate case application positions us to advance important investments to support the growth of that business for the benefit of customers.

“Continued strong operational performance across Emera is helping to offset the headwinds of higher interest costs, and we continue to see solid growth throughout our business.” said Scott Balfour, President and CEO of Emera Inc. “Our $8.9 billion 3-year capital plan underpins this growth as we continue to invest to deliver upon our customer’s demand for cleaner, reliable and cost-effective energy.”

Q3 2023 Financial Results

Q3 2023 reported net income was $101 million, or $0.37 per common share, compared with reported net income of $167 million, or $0.63 per common share, in Q3 2022. Reported net income for the quarter included a $103 million MTM loss, after-tax, primarily at Emera Energy Services (“EES”) compared to a $36 million loss in Q3 2022.

Q3 2023 adjusted net income(1) was $204 million, or $0.75 per common share, compared with $203 million, or $0.76 per common share, in Q3 2022. The increase in adjusted net income was primarily due to higher earnings at Tampa Electric (“TEC”), higher contribution from Canadian equity investments, and higher income tax recovery at corporate. This was offset by decreased earnings at EES, Nova Scotia Power (“NSPI”) and PGS and increased corporate interest expense.

Year-to-date Financial Results

Year-to-date reported net income was $689 million or $2.53 per common share, compared with reported net income of $462 million or $1.75 per common share year-to-date in 2022. Year-to-date reported net income included a $55 million MTM gain, after-tax, primarily at EES, compared to a $132 million loss in 2022.

Year-to-date adjusted net income(1) was $634 million or $2.33 per common share, compared with $601 million or $2.27 per common share year-to-date in 2022.

Growth in year-to-date adjusted net income was primarily due to higher earnings at TEC and NMGC, higher contribution from Canadian equity investments, the impact of a weaker Canadian dollar (“CAD”) on the translation of Emera’s non-Canadian affiliates and higher income tax recovery at corporate. This was offset by decreased earnings at NSPI and PGS and increased corporate interest expense.

The translation impact of the change in FX rates on foreign denominated earnings decreased net income by $9 million in Q3 2023 and increased net income by $33 million year-to-date, compared to the same periods in 2022. The translation impact of a weaker CAD on foreign denominated earnings increased adjusted net income by $5 million in Q3 2023 and $23 million year-to-date compared to the same periods in 2022. Impacts of the changes in the translation of the CAD include the impacts of corporate FX hedges used to mitigate translation risk of USD earnings in the Other segment.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Consolidated Financial Review

The following table highlights significant year-over-year changes in adjusted net income attributable to common shareholders from 2022 to 2023.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30

Adjusted net income – 2022 [1,2]	$203	$601

Operating Unit Performance
Increased earnings at TEC due to new base rates, the impact of a weaker CAD and customer growth driving higher load, partially offset by higher operating, maintenance and general expenses (“OM&G”), interest expense and depreciation	29	40

Increased income from equity investments at NSP Maritime Link (“NSPML”) primarily due to the partial reversal of the Maritime Link holdback costs recognized in 2022 and a lower holdback recognized in 2023	8	6

Year-to-date earnings increased at NMGC due to new base rates and higher asset optimization revenue	(1)	23

Decreased earnings at PGS due to higher interest expense and depreciation, partially offset by customer growth. Year-over-year also decreased due to higher OM&G	(4)	(6)

Decreased earnings at NSPI due to higher OM&G, including storm costs, interest expense, and depreciation, partially offset by new base rates and increased sales volumes	(10)	(7)

Quarter-over-quarter earnings decreased at EES as a result of very strong margin results in Q3 2022 due to high natural gas pricing and volatility	(13)	(1)

Corporate
Increased income tax recovery primarily due to increased losses before provision for income taxes	5	12

Increased interest expense, pre-tax	(12)	(42)

Other Variances	(1)	8

Adjusted net income – 2023 [1,2]	$204	$634

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest USGAAP measure.

2 Excludes the effect of MTM adjustments, after- tax, and the impact of the NSPML unrecoverable costs in 2022.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended September 30		Nine months ended September 30
millions of Canadian dollars (except per share amounts)	2023	2022	2023	2022
Adjusted net income [1,2]
Florida Electric Utility	$228	$199	512	472
Canadian Electric Utilities	38	39	179	176
Gas Utilities and Infrastructure	23	33	155	149
Other Electric Utilities	17	12	31	21
Other [3]	(102)	(80)	(243)	(217)
Adjusted net income[1,2]	$204	$203	634	601
MTM (loss) gain, after-tax[4]	(103)	(36)	55	(132)
NSPML unrecoverable costs[5]	-	-	-	(7)
Net income attributable to common shareholders	$101	$167	689	462
Earnings per share (basic)	$0.37	$0.63	2.53	1.75
Adjusted Earnings per share (basic) [1,2]	$0.75	$0.76	2.33	2.27

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments, and the impact of the NSPML unrecoverable costs in 2022.

3 Lower earnings quarter-over-quarter, primarily due to lower contributions from EES. Year-over-year change primarily due to increased interest expense.

4 Net of income tax recovery of $40 million for the three months ended September 30, 2023 (2022- $14 million recovery) and $24 million expense for the nine months ended September 30, 2023 (2022- $51 million recovery).

5 After-tax NSPML unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of Emera’s Q3 2023 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 10, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2023 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $39 billion in assets and 2022 revenues of more than $7.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Senior Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com

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